UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

Under the Securities Exchange Act of 1934

(Amendment No. 9)*

LEAF GROUP LTD.
(Name of Issuer)

Common Stock, par value $0.0001
(Title of Class of Securities)

52177G102
(CUSIP Number)

Osmium Partners, LLC
300 Drakes Landing Road, Suite 172
Greenbrae, CA 94904

Attention: John H. Lewis
Telephone: (415) 785-4044
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 31, 2020
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [X].

Note. Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes.)

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
John H. Lewis

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
PF, AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
94,348

	8	SHARED VOTING POWER
1,742,370

	9	SOLE DISPOSITIVE POWER
94,348

	10	SHARED DISPOSITIVE POWER
1,742,370

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,836,718

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Osmium Partners, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,742,370

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,742,370

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,742,370

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
6.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IA, OO

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Osmium Capital, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
552,755

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
552,755

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
552,755

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.1%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Osmium Capital II, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
226,485

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
226,485

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
226,485

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
0.8%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Osmium Spartan, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
265,304

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
265,304

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
265,304

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
1.0%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

CUSIP No. 52177G102

1	NAMES OF REPORTING PERSONS
Osmium Diamond, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
697,826

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
697,826

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
697,826

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☒

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
2.6%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

EXPLANATORY NOTE

This Amendment No. 8 (this "Amendment") amends and supplements the Schedule 13D filed with the Securities and Exchange Commission on June 22, 2020, as amended on June 29, 2020, July 13, 2020 (twice), July 16, 2020, July 27, 2020, July 29, 2020, August 13, 2020 and August 17, 2020, by the Reporting Persons (as amended from time to time, the "Schedule 13D") relating to their beneficial ownership in Leaf Group Ltd. (the "Issuer"). Except to the extent set forth in this Amendment, all material information disclosed in the Schedule 13D remains unchanged. Capitalized terms used but not defined in this Amendment have the respective meanings set forth in the Schedule 13D.

ITEM 4. Purpose of Transaction

Item 4 of the Schedule 13D is hereby amended and supplemented to add the following:

On August 31, 2020, the Investors issued a press release commenting on recent media reports. A copy of the press release is attached hereto as Exhibit 10.

ITEM 5. Interest in Securities of the Issuer

Item 5(a) and (b) of the Schedule 13D is hereby amended and restated as follows:

(a)	The Reporting Persons beneficially own:

(i)	Osmium Fund I directly owns 552,755 shares of common stock representing 2.1% of the outstanding shares of common stock of the Issuer.
(ii)	Osmium Fund II directly owns 226,485 shares of common stock representing 0.8% of the outstanding shares of common stock of the Issuer.

(iii)	Osmium Fund III directly owns 265,304 shares of common stock representing 1.0% of the outstanding shares of common stock of the Issuer.

(iv)	Osmium Fund IV directly owns 697,826 shares of common stock representing 2.6% of the outstanding shares of common stock of the Issuer.

(v)

Osmium Partners, as the general partner of each of the Funds, may be deemed to beneficially own the 1,742,370 shares of common stock held by them representing 6.5% of the outstanding shares of common stock of the Issuer.

(vi)

Mr. Lewis directly owns 94,348 shares of common stock representing 0.4% of the outstanding shares of common stock of the Issuer. Mr. Lewis may also be deemed to be the beneficial owner of the shares of common stock beneficially owned by Osmium Partners.

(vii)	Collectively, the Reporting Persons beneficially own 1,836,718 shares of common stock representing 6.8% of the outstanding shares of common stock of the Issuer.

The percentages set forth in this response are based on the 26,861,643 shares of common stock outstanding as of July 27, 2020, as reported by the Issuer in its Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 as filed with the SEC on July 31, 2020.

Based upon information provided to the Reporting Persons by the other Investors, the Investors collectively beneficially own an aggregate of 10,547,342 shares of common stock representing approximately 39.3% of the outstanding shares of common stock of the Issuer.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons are, for purposes of the Exchange Act, the beneficial owners of any of the securities reported herein or that they members of a "group". The Reporting Persons expressly disclaim the existence of, or membership in a "group" within the meaning of Section 13(d)(3) of the Exchange Act and Rule 13d-5(b) thereunder with any of the other Investors, as well as beneficial ownership with respect to any shares of common stock beneficially owned by the other Investors, and neither the filing of this Schedule 13D nor any of its contents shall be deemed to constitute an admission by any Reporting Person that it is the beneficial owner of any of the shares of common stock referred to herein for purposes of Section 13(d) of the Act, or for any other purpose. Each Reporting Person expressly disclaims beneficial ownership with respect to any shares beyond his or its pecuniary interest therein.

(b) Osmium Partners and Mr. Lewis may be deemed to share with the Osmium Fund I, Osmium Fund II, Osmium Fund II and Osmium Fund IV (and not with any third party) the power to vote or direct the vote of and to dispose or direct the disposition of the 552,755 shares of common stock, 226,485 shares of common stock, 265,304 shares of common stock and 697,826 shares of common stock reported herein, respectively.

Item 5(c) of the Schedule 13D is hereby amended and supplemented to add the following:

(c) On August 21, 2020, put options written by Osmium Fund I, Osmium Fund II, Osmium Fund III and Osmium Fund IV for 63,000, 28,000, 39,000 and 40,300 shares of the Issuer's common stock expired in accordance with their terms.

 On August 21, 2020, call options held by Mr. Lewis to purchase 7,700 shares of the Issuer's common stock at a strike price of $2 per share were exercised by Mr. Lewis.

ITEM 7. Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented to add the following:

Exhibit 10	Press Release, dated August 31, 2020.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

Dated: August 31, 2020

John H. Lewis
Osmium Partners, LLC
Osmium Capital, LP
Osmium Capital II, LP
Osmium Spartan, LP

Osmium Diamond, LP

By: /s/ John H. Lewis
John H. Lewis, for himself and as
Managing Member of Osmium
Partners, LLC, for itself and as
General Partner of Osmium
Capital, LP, Osmium Capital II,
LP and Osmium Spartan, LP

EXHIBIT INDEX

Exhibit 1	Joint Filing Agreement
Exhibit 2	Press Release and Letter to Board of Directors, dated June 29, 2020.
Exhibit 3	Press Release and Letter to Board of Directors, dated July 10, 2020.
Exhibit 4	Press Release and Letter to Board of Directors, dated July 13, 2020.
Exhibit 5	Press Release, dated July 16, 2020.
Exhibit 6	Press Release and Letter to Board of Directors, dated July 27, 2020.
Exhibit 7	Press Release, dated July 29, 2020.
Exhibit 8	Press Release and Letter to Board of Directors, dated August 12, 2020.
Exhibit 9	Press Release, dated August 17, 2020.
Exhibit 10	Press Release, dated August 31, 2020.